

By Electronic Mail

November 17, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
        Issuer CIK: 0001667919
        Issuer File Number: 333-210186 / 811-23147
        Form Type: 8-A12B
        Filing Date: November 17, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated September 25, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest U.S. Equity Moderate Buffer ETF – November (GNOV)
- FT Cboe Vest U.S. Small Cap Moderate Buffer ETF – November (SNOV)
- FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – November (XNOV)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications